Exhibit 20

Grown Rogue Reports Record March Sales of US$1.25M

Medford, Oregon, April 20, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, reported record sales orders of US$1.25M for March 2021 as it scales production assets in both Oregon and Michigan.

The unprecedented month follows a record Q1 2021 pro-forma revenue1 of US$2.0M with a 66%2 cash margin. March sales represents 63% of the pro-forma revenue1 in Q1 2021 which puts Grown Rogue on an annualized run rate of US$15M.

“This record month shows the tremendous progress our company and team have made over the past year as we scale our low cost, high margin business,” said Obie Strickler, Grown Rogue CEO. “March starts the recovery in pricing and consumer demand we have been tracking for several years. We are excited to continue setting record months as we move into the summer. That’s when we will begin harvesting from an additional 15,000 sq. ft. of fully constructed flower capacity expected to produce an additional 500 lbs. per month.”

The Company’s Michigan partner Golden Harvests, LLC (“Golden Harvests”), in which Grown Rogue holds an indirect option to acquire 60% of its equity, continues to perform exceptionally, with US$0.7M in total sales orders. Grown Rogue proprietary nitrogen sealed flower jars accounted for almost 40% of total monthly sales at an average price of US$3,297/lb. These branded products are quickly gaining traction and market share as Grown Rogue brings its innovation from the highly competitive Oregon market to Michigan.

The quality of the flower produced in Michigan by Golden Harvests -- through Grown Rogue’s proven methods -- has been recognized around the state, driving the above average price per pound Grown Rogue has traditionally received. In addition, other brands have sought Grown Rogue’s flower for their own branded flower. This furthers the Company’s brand awareness in Michigan, resulting in higher revenues and profitability, as branded flower typically sells for US$500 to US$1,000 per pound more than bulk flower. In March, Grown Rogue sold approximately 10% white label product in other brands jars as they work to minimize the lower valued bulk flower sales.

According to MarketScape, Golden Harvests was the 13th top selling brand in Michigan during March, accounting for slightly more than 2% of the market. Like many early cannabis markets, there is high fragmentation. Grown Rogue is excited that Golden Harvests’ has obtained over 2% market share in Michigan as they work towards the goal of 10% market share in Michigan.

NOTES:

1.

The Company has provided unaudited pro-forma revenue information, which assumes that closed and pending mergers and acquisitions in 2020 and 2021 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020 for the Company and target companies.

2.

The Company has provided Cash Margin Analysis to demonstrate the methodology for calculating its non-IFRS production cost and margin metrics. Cash production costs of Grown Rogue products is calculated by taking the cost of finished cannabis inventory sold and deducting non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments, and cost of products purchased from other Licensed Producers that were sold. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash production costs of Grown Rogue products by total grams of dried cannabis sold in the period. Management believes these measures provide useful information as they remove noncash amortization and packaging costs and provide a benchmark of the Company against its competitors.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward- looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100

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